United States
                       Securities and Exchange Commission
                             Washington, D. C. 20549

                                  FORM 10-SB/A
                                 Amendment No. 1

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934


                             Citizens Capital Corp.
           (Name of Small Business Issuer as specified in its charter)

                 Texas                                 75-2368452
     (State or other jurisdiction of                 (IRS Employer
      incorporation organization)                  Identification No.)


    8214 Westchester, Suite 500, Dallas, Texas 75225* Mailing Address: P.O. Box
                           670406, Dallas, Texas 75367
                    (Address of principal executive offices)

         Issuer's telephone number, including area code:  (972) 960-2643

        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None
        Securities to be registered pursuant to Section 12(g) of the Act:

                          Class A; no par; common stock
                                (Title of class)



Explanatory Note: Citizens Capital Corp., (the Company) is filing this amended Form 10-SB/A (the Statement) for the Year Ended December 31, 1998 to amend certain items of disclosure related to its Form 10-SB Registration Statement (the Registration Statement) filed with the Securities and Exchange Commission on March 19, 1999, File No. 0-24344.

                             TABLE OF CONTENTS

                                                                 Page No.
                                                                 --------
Description of Business . . . . . . . . . . . . . . . . . . . .         3

Management's Discussion and Analysis. . . . . . . . . . . . . .         3

Description of Property . . . . . . . . . . . . . . . . . . . .         4

Security Ownership of Certain Beneficial Owners and Management.         4

Directors, Executive Officers, Promoters and Control Persons. .         6

Executive Compensation. . . . . . . . . . . . . . . . . . . . .         6

Certain Relationships and Related Transactions. . . . . . . . .         7

Description of Securities . . . . . . . . . . . . . . . . . . .         9

Market Price of and Dividends on the Registrant's Common Equity
 and Other Shareholder Matters. . . . . . . . . . . . . . . . .         9

Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . .        10

Changes in and Disagreements with Accountants . . . . . . . . .        10

Recent Sales of Unregistered Securities . . . . . . . . . . . .        10

Indemnification of Directors and Officers . . . . . . . . . . .        12

Financial Statements Index. . . . . . . . . . . . . . . . . . .        13

Exhibit Index . . . . . . . . . . . . . . . . . . . . . . . . .        28

The  following sections of this Statement are hereby amended as set forth below:
1) Description of Business; 2) Management's Discussion and Analysis; 3) Security Ownership of Certain Beneficial Owners and Management; 4) Directors and Executive Officers; 5) Executive Compensation; 6)Certain Relationships and Related Transactions; 7) Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters; 8) Recent Sales of Unregistered Securities; 9) Financial Statements Index 10) Exhibit Index.

                             Description of Business

The sub-section entitled: --Possible Under Capitalization And Need For Future Financing-- under this section is hereby amended and restated below in its entirety. All other information required by this section is hereby incorporated by reference to this same section of the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on March 19, 1999, File No. 0-24344.

Possible  Under  Capitalization  and  Need  For  Future  Financing

From its inception on March 12, 1991 through March 31, 1999, the Company's cash requirements have been funded by its principal stockholder. For the remainder of its 1999 fiscal year, the Company's principal stockholder intends to fund the Company's daily, operational cash requirements.

In order to meet additional working capital requirements and fund its plan of operation for the remainder of its 1999 fiscal year, the Company has a need to obtain financing. The Company anticipates that its capital resources for the remainder of its 1999 fiscal year will be provided through an aggregate loan of $2,800,000 from affiliates of the Company and third party lenders.

If the Company is unable to obtain anticipated financing through affiliates of the Company or third party lenders, there can be no assurance that the Company will be able to successfully implement its business plan or meet its additional working capital requirements. In addition, the Company may experience rapid growth and may require additional funds to expand its operations or enlarge its organization. While the Company intends to explore a number of options in order to secure alternative financing in the event its anticipated financing is not obtained or is insufficient, there can be no assurance that additional financing will be available when needed or on terms favorable to the Company. The Company has approached but has not received any commitment from, any third party lender in regard to obtaining any anticipated loans.

                      Management's Discussion and Analysis

The sub-section entitled: --Liquidity And Capital Resources--under this section is hereby amended and restated below in its entirety. All other information required by this section is hereby incorporated by reference to this same section of the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on March 19, 1999, File No. 0-24344.

Liquidity  And  Capital  Resources

To continue its plan of operation for the remainder of fiscal year 1999, the Company expects to undertake capital obligations in order to market, distribute and expand the products and/or services proposed by its Landrush Realty Corporation (Landrush); Media Force Sports & Entertainment Inc. (Media Force) and SCOR Brands Inc. (SCOR) subsidiaries.
The Company itself expects to undertake initial capital obligations of $220,000 to hire executive management and general administration personnel. Subsequently, the Company expects to incur additional capital obligations of $205,000 to hire management, general administration, marketing and sales personnel for each of Landrush; Media Force and SCOR. In order to fund the continuance of its operations, the Company expects to undertake working capital obligations of $100,000 for itself and $100,000 each for Landrush; Media Force and SCOR.

For the remainder of its 1999 fiscal year, the Company expects to expand the products and services proposed to be offered by Landrush; Media Force and SCOR primarily by acquiring those existing, income producing operating entities that offer products and services similar to, or the same as, those offered by Landrush; Media Force and SCOR. To facilitate its growth and expansion plans for Landrush; Media Force and SCOR, the Company expects to undertake capital obligations of $415,000; $750,000 and $400,000 respectively for each of its three subsidiaries.

The Company believes that its funding requirements of $2,800,000 shall be adequate for the continuance of its plan of operation for the remainder of fiscal year 1999. The Company anticipates that its funding requirements will be provided through a loan of $2,800,000 from affiliates of the Company and third party lenders.

                             Description of Property

There are no changes to the section entitled: --Description of Property--. The information required by this section is hereby incorporated by reference to this same section of the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on March 19, 1999, File No. 0-24344.

         Security Ownership of Certain Beneficial Owners and Management.

The sub-sections entitled: --Security Ownership of Certain Beneficial Owners; and Security Ownership of Management--under this section are hereby amended and restated below as follows. All other information required by this section is hereby incorporated by reference to this same section of the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on March 19, 1999, File No. 0-24344.

The  total  outstanding common and preferred stock of the Company as of December
31, 1998, consists of 40,500,000 common shares and 1,000,000 preferred shares. All outstanding shares of common stock are entitled to one vote per share. The Company's preferred shares are not entitled to vote with common stockholders.

Security  Ownership  of  Certain  Beneficial  Owners

The following table sets forth as of December 31, 1998, each stockholder known to the Company to beneficially own more than 5 percent of the Company's outstanding shares of common and preferred stock.


(1) Title of Class     (2) Name and address of       (3) Amount and nature    (4) Percent of
                           beneficial owner         of beneficial ownership        class
Common Stock . . .  The 3H Corporation                         25,351,050(1)            62.6%
                    P.O. Box 671304
                    Dallas, Texas 75367

Preferred Stock. .  The 3H Corporation                            920,035(1)            92.0%
                    P.O. Box 671304
                    Dallas, Texas 75367

Common Stock . . .  Citizens Capital Corp.                  15,000,000(2)(3)            37.0%
                    Employee Stock Ownership Trust
                    P.O. Box 670406
                    Dallas, Texas 75367

(1)  The  3H  Corporation  directly  owns  23,351,052  common  shares  and in its role as the controlling  person  of  Brice Street Partners Ltd. and Settler's Frontier Mortgage Trust has
voting  and investment power over 999,999 and 999,999 additional shares respectively.  The 3H
Corporation  directly  owns 920,035 preferred shares of the Company.  Billy D. Hawkins, Chief
Executive  Officer;  Chairman of the Board and a Director of the Company, has sole voting and investment control over The 3H Corporation.  As a result, Mr. Hawkins may be deemed to be the beneficial  owner  of the shares owned and/or controlled by both The 3H Corporation and Brice
Street  Partners  Ltd

(2)  Billy  D.  Hawkins, Chief Executive Officer; Chairman of the Board and a Director of the
Company;  Dwight  Washington, a Director of the Company; and Hubert H. Hawkins, a Director of
the Company are members of the Citizens Capital Corp. Employee Stock Ownership Plan Executive
Committee.  As  a  result,  the Executive Committee consisting of Mr. Hawkins; Mr. Washington and Mr. Hubert H. Hawkins may be deemed to have shared investment power over the shares owned by the Citizens Capital Corp. Employee Stock Ownership Trust.  The address for each member of the  Citizens  Capital  Corp. Employee Stock Ownership Plan Executive Committee is: P. O. Box
670406,  Dallas,  Texas  75367.

(3)  Pursuant  to the trust agreement which governs the Citizens Capital Corp. Employee Stock
Ownership  Trust,  the  trust  has  a  duration  of  10  years and expires November 11, 2007.

Security  Ownership  of  Management

The following table sets forth certain information regarding the beneficial ownership as of December 31, 1998, of the Company's common and preferred stock by (a) each person known by the Company to be a beneficial owner of more than five percent of the outstanding common stock of the Company, (b) each director of the Company, and (c) all directors and executive officers of the Company as a group (5 persons), owned beneficially 39,499,998 shares or 97.5% of the issued and outstanding shares of common stock and 920,035 shares or 92% of the issued and outstanding preferred stock of the Company as set forth in the following table.


(1) Title of Class         (2)Name of         (3) Amount and Nature of   (4) Percent of
                        Beneficial Owner        Beneficial Ownership          Class
Common Stock . . .  Billy D. Hawkins                      25,351,050(1)            62.6%
Preferred Stock. .  Billy D. Hawkins                         920,035(1)            92.0%

Common Stock . . .  Dwight Washington                        100,000(2)               *
Common Stock . . .  Hubert H. Hawkins                        100,000(3)               *
Common Stock . . .  Enos Harris                              100,000(4)               *
Common Stock . . .  Directors and Executive              15,000,000 (5)            37.0%
                    Officers As A Group (5)
                    persons

(*)  Less  than  1%

(1)  The  3H  Corporation  directly owns 23,351,052 common shares and in its role as the controlling  person  of Brice Street Partners Ltdand  Settler's Frontier Mortgage Trust
has  voting  and  investment  power  over  999,999  and  999,999  additional  shares respectively.  The 3H Corporation directly owns 920,035 preferred shares of the Company.
Billy  D.  Hawkins, Chief Executive Officer; Chairman of the Board and a Director of the
Company,  has  sole voting and investment control over The 3H Corporation.  As a result,
Mr.  Hawkins  may  be  deemed  to  be  the beneficial  owner  of the shares owned and/or controlled  by  both  The  3H  Corporation  and  Brice  Street  Partners  Ltd

(2)  Dwight  Washington  in  his  role  as Chief Financial Officer of the Company has an option  to buy 100,000 shares of the Company's class A; common stock at $1.50 per share.
Unless  or  until extended, said option is for a period of four years beginning December
31,  1998.  No  options  have  been  exercised  as  of  December  31,  1998.

(3)  Hubert  H.  Hawkins in his role as Vice President of Benefits of the Company has an option  to buy 100,000 shares of the Company's class A; common stock at $1.50 per share.
Unless  or  until extended, said option is for a period of four years beginning December
31,  1998.  No  options  have  been  exercised  as  of  December  31,  1998.

(4)  Enos  Harris in his role as Chief Operating Officer of the Company has an option to buy 100,000 shares of the Company's class A; common stock at $1.50 per share.  Unless or until  extended,  said option is for a period of four years beginning December 31, 1998.
No  options  have  been  exercised  as  of  December  31,  1998.

(5)  Billy  D. Hawkins, Chief Executive Officer; Chairman of the Board and a Director of
the  Company;  Dwight  Washington,  a  Director of the Company; and Hubert H. Hawkins, a
Director  of  the  Company  are  members  of  the  Citizens Capital Corp. Employee Stock
Ownership  Plan Executive Committee.  As a result, the Executive Committee consisting of
Mr.  Hawkins;  Mr.  Washington  and  Mr.  Hubert H. Hawkins may be deemed to have shared investment  power  over  the  shares  owned by the Citizens Capital Corp. Employee Stock
Ownership  Trust.  The  address  for  each member of the Citizens Capital Corp. Employee
Stock  Ownership  Plan  Executive  Committee is:  P. O. Box 670406, Dallas, Texas 75367.

                        Directors and Executive Officers.

The sub-section entitled: --Identification of Certain Significant Employees--under this section is hereby amended and restated in its entirety below as follows: All other information required by this section is hereby incorporated by reference to this same section of the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on March 19, 1999, File No. 0-24344.

Identification  of  Certain  Significant  Employees

Billy D. Hawkins acts in the capacity of Chief Executive Officer and Chairman of the Board of the Company. Mr. Hawkins has also been a Director of the Company since 1991. Mr. Hawkins has had the lead role in the planning and development of the Company's mergers and acquisition program.

Mr. Hawkins role in the Company's mergers and acquisition program primarily consist of working directly with third party operating companies regarding their interest in being acquired. Mr. Hawkins also works through business brokers to identify those operating, income producing entities whose products and/or services are similar to, or the same as, those proposed by the Company and its subsidiaries. Once a suitable target company has been identified, Mr. Hawkins evaluates said company to determine its tangible and intangible values. Upon making the decision to pursue the acquisition of a particular target company, Mr. Hawkins initiates discussions with the principals of the selling company in order to negotiate the price and terms of the proposed purchase transaction. Once a purchase agreement in principle has been reached between the two parties, Mr. Hawkins then moves to arrange the funding necessary to consummate the purchase transaction.

                             Executive Compensation

The sub-section entitled: --1998 ESOP Plan--under this section is hereby amended and restated below as follows. All other information required by this section is hereby incorporated by reference to this same section of the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on March 19, 1999, File No. 0-24344.

1998  ESOP  Plan

The Company adopted an Employees Stock Ownership Plan ("ESOP" or the "Plan") on May 1, 1998, which covers all employees with at least a year of consecutive service that are not covered by a collective bargaining agreement. The purpose of the Plan is to enable participating employees of the Company to share in the development and growth of the Company and to provide participants with an opportunity to build capital for their retirement, the Plan is designed to do so without any deductions from the participants' paychecks and without any cash investment by participants. The Plan provides for an allocation of Company stock to each participant's account of the greater of 15% or the maximum percentage allowable of participants' eligible compensation. Participants in the Plan are vested after three years of uninterrupted service with the Company.

The Company is currently under the active management of Billy D. Hawkins acting in the capacity of Chief Executive Officer and Director of the Company and Dwight Washington; Hubert H. Hawkins and Enos Harris acting in their capacity as Directors of the Company. Mr. Billy D. Hawkins is currently the only employee of the Company, as well as, the only participant in the Company's Plan. The Company has not paid nor accrued any salary for the benefit of Mr. Hawkins, as such, no allocations of Company stock have been made for the benefit of any Plan participant for the fiscal year ending December 31, 1998.

                 Certain Relationships and Related Transactions.

The sub-sections entitled: --Transactions with Management and Others; Certain Business Relationships and Transactions with Promoters--under this section are hereby amended and restated below in their entirety as follows. All other information required by this section is hereby incorporated by reference to this same section of the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on March 19, 1999, File No. 0-24344.

Transactions  with  Management  and  Others

On November 1, 1994, the Company issued 1,000,000 shares of its class A preferred stock in a private transaction directly to investors including The 3H Corporation and Brice Street Partners Ltd. in exchange for cash; merger and acquisition; business advisory and administrative services rendered valued at a stated value of $1.00 per share or $1,000,000. 560,350 and 360,000 class A preferred shares were issued to The 3H Corporation and Brice Street Partners Ltd. at a stated value of $1.00 per share.

On August 15, 1995, the Company sold the trademarks and exclusive marketing rights to two (2) of its residential home equity brand products: The Texas Home Equity ReFund and The Cash-Out Mortgage ReFinancer to Landrush in exchange for 19,000,000 shares of Landrush common stock in a private transaction. There is no current market value or tangible book value for the shares acquired by the Company. As such, the Company considers and accounts for the shares as having only a nominal per share and/or aggregate value.

On June 13, 1997, the Company sold the trademark and exclusive marketing rights to its third residential home equity brand product: The Home Equity Cashier to Landrush in exchange for 333,334 shares of Landrush common stock issued in a private transaction. There is no current market value or tangible book value for the shares acquired by the Company. As such, the Company considers and accounts for the shares as having only a nominal per share and/or aggregate value.

On November 14, 1997, the Company issued 1,000,000 shares of its class A common stock to The 3H Corporation; Brice Street Partners Ltd. and Settler's Frontier Mortgage Trust in exchange for the conveyance of production, marketing and distribution rights to certain trade; brand and service marks in a private transaction valued at $1.00 per share or $1,000,000. 333,334; 333,333; and 333,333 common shares were issued to The 3H Corporation; Brice Street Partners Ltd. and Settler's Frontier Mortgage Trust respectively. On May 3, 1998, the Company split its common stock on a (3) for (1) basis. The aggregate shares held by The 3H Corporation; Brice Street Partners Ltd. and Settler's Frontier Mortgage Trust at December 31, 1998 subsequent to the split were 3,000,0000 or 1,000,002; 999,999 and 999,999 respectively.

On November 20, 1997, the Company sold the trademark, publishing and exclusive marketing rights to its Black Financial~News print publication to Media Force in exchange for 19,333,334 shares of Media Force common stock issued in a private transaction. There is no current market value or tangible book value for the shares acquired by the Company. As such, the Company considers and accounts for the shares as having only a nominal per share and/or aggregate value.

On November 20, 1997, the Company sold the trademark and exclusive marketing rights to its SCOR athletic shoe and apparel logo to SCOR in exchange for 19,333,334 shares of SCOR common stock issued in a private transaction. There is no current market value or tangible book value for the shares acquired by the Company. As such, the Company considers and accounts for the shares as having only a nominal per share and/or aggregate value.

On May 8, 1998, the Company sold 15,000,000 shares of its common stock to its Employee Stock Ownership Plan (ESOP) Trust, the Citizens Capital Corp. Employee Stock Ownership Trust in a private transaction valued at $3.34 per share or $50,100,000.

The 3H Corporation; Brice Street Partners Ltd. and Settler's Frontier Mortgage Trust are entities which are controlled by the Company's Chief Executive Officer, Billy D. Hawkins.

For the Company's 1997 and 1998 fiscal years respectively, Billy D. Hawkins served a Director, Chief Executive Officer and Chairman of the Board of the Company and also served as Chief Executive Officer for the Company's three (3) 97% owned subsidiaries: Landrush Realty Corporation; Media Force Sports &

Entertainment, Inc. and SCOR Brands IncMr. Hawkins also currently maintains the role of Chairman of the Board for each of said subsidiaries.

Billy D. Hawkins; Dwight Washington; and Hubert H. Hawkins serve on the Executive Committee of the Citizens Capital Corp. Employee Stock Ownership
Trust. Also, Billy D. Hawkins is a Director, Chief Executive Officer and Chairman of the Board of the Company; Dwight Washington, is a Director and Chief Financial Officer of the Company and Hubert H. Hawkins is a Director and Vice
President of the Company. While neither Billy D. Hawkins; Dwight Washington; nor Hubert H. Hawkins separately hold any interest in the Trust's assets, Billy
D. Hawkins; Dwight Washington; and Hubert H. Hawkins may be said to have shared investment power over said assets.

Certain  Business  Relationships

For the Company's 1997 and 1998 fiscal years respectively, Billy D. Hawkins, a Director, Chief Executive Officer and Chairman of the Board of the Company also served as Chief Executive Officer for the Company's three (3) 97% owned subsidiaries: Landrush Realty Corporation; Media Force Sports & Entertainment, Inc. and SCOR Brands IncMr. Hawkins also currently maintains the role of Chairman of the Board for each of said subsidiaries.

The 3H Corporation; Brice Street Partners Ltd. and Settler's Frontier Mortgage Trust are entities which are controlled by the Company's Chief Executive Officer, Billy D. Hawkins.

Billy D. Hawkins; Dwight Washington; and Hubert H. Hawkins serve on the Executive Committee of the Citizens Capital Corp. Employee Stock Ownership
Trust. Also, Billy D. Hawkins is a Director, Chief Executive Officer and Chairman of the Board of the Company; Dwight Washington, is a Director and Chief Financial Officer of the Company and Hubert H. Hawkins is a Director and Vice
President of the Company. While neither Billy D. Hawkins; Dwight Washington; nor Hubert H. Hawkins separately hold any interest in the Trust's assets, Billy
D. Hawkins; Dwight Washington; and Hubert H. Hawkins may be said to have shared investment power over said assets.

Transactions  with  Promoters

As the sole founder and original investor of the Company, Billy D. Hawkins, a Director, Chief Executive Officer and Chairman of the Board of the Company is the only person who may currently be considered a promoter of the Company.

On November 1, 1994, the Company issued 1,000,000 shares of its class A preferred stock directly to investors including The 3H Corporation and Brice
Street Partners Ltd. in exchange for cash; merger and acquisition; business advisory and administrative services rendered in a private transaction at a stated value of $1.00 per share or $1,000,000. 560,350 and 360,000 class A preferred shares were issued to The 3H Corporation and Brice Street Partners Ltd. at a stated value of $1.00 per share.

On August 15, 1995, the Company sold the trademarks and exclusive marketing rights to two (2) of its residential home equity brand products: The Texas Home Equity ReFund and The Cash-Out Mortgage ReFinancer to Landrush in exchange for 19,000,000 shares of Landrush common stock in a issued in a private transaction. There is no current market value or tangible book value for the shares acquired by the Company. As such, the Company considers and accounts for the shares as having only a nominal per share and/or aggregate value.

On June 13, 1997, the Company sold the trademark and exclusive marketing rights to its third residential home equity brand product: The Home Equity Cashier to Landrush in exchange for 333,334 shares of Landrush common stock issued in a private transaction. There is no current market value or tangible book value for the shares acquired by the Company. As such, the Company considers and accounts for the shares as having only a nominal per share and/or aggregate value.

On November 14, 1997, the Company issued 1,000,000 shares of its class A common stock to The 3H Corporation; Brice Street Partners Ltd. and Settler's Frontier Mortgage Trust in exchange for the conveyance of production, marketing and distribution rights to certain trade; brand and service marks in a private transaction valued at $1.00 per share or $1,000,000. 333,334; 333,333; and 333,333 common shares were issued to The 3H Corporation; Brice Street Partners Ltd. and Settler's Frontier Mortgage Trust respectively. On May 3, 1998, the Company split its common stock on a (3) for (1) basis. The aggregate shares held by The 3H Corporation; Brice Street Partners Ltd. and Settler's Frontier Mortgage Trust at December 31, 1998 subsequent to the split were 3,000,0000 or 1,000,002; 999,999 and 999,999 respectively.

On November 20, 1997, the Company sold the trademark, publishing and exclusive marketing rights to itsBlack Financial~News print publication to Media Force in exchange for 19,333,334 shares of Media Force common stock issued in a private transaction. There is no current market value or tangible book value for the shares acquired by the Company. As such, the Company considers and accounts for the shares as having only a nominal per share and/or aggregate value.

On November 20, 1997, the Company sold the trademark and exclusive marketing rights to its SCOR athletic shoe and apparel logo to SCOR in exchange for 19,333,334 shares of SCOR common stock issued in a private transaction . There is no current market value or tangible book value for the shares acquired by the Company. As such, the Company considers and accounts for the shares as having only a nominal per share and/or aggregate value.

On May 8, 1998, the Company sold 15,000,000 shares of its common stock to its Employee Stock Ownership Plan (ESOP) Trust, the Citizens Capital Corp. Employee Stock Ownership Trust in a private transaction valued at $3.34 per share or $50,100,000.

The 3H Corporation; Brice Street Partners Ltd. and Settler's Frontier Mortgage Trust are entities which are controlled by the Company's Chief Executive Officer, Billy D. Hawkins.

For the Company's 1997 and 1998 fiscal years respectively, Billy D. Hawkins, a Director, Chief Executive Officer and Chairman of the Board of the Company also served as Chief Executive Officer for each of the Company's three (3) 97% owned subsidiaries: Landrush Realty Corporation; Media Force Sports & Entertainment, Inc. and SCOR Brands IncMr. Hawkins maintained the role of Chairman of the Board for each of the Company's (3) subsidiaries during fiscal year 1998.

Billy D. Hawkins; Dwight Washington; and Hubert H. Hawkins serve on the Executive Committee of the Citizens Capital Corp. Employee Stock Ownership
Trust. Also, Billy D. Hawkins is a Director, Chief Executive Officer and Chairman of the Board of the Company; Dwight Washington, is a Director and Chief Financial Officer of the Company and Hubert H. Hawkins is a Director and Vice
President of the Company. While neither Billy D. Hawkins; Dwight Washington; nor Hubert H. Hawkins separately hold any interest in the Trust's assets, Billy
D. Hawkins; Dwight Washington; and Hubert H. Hawkins may be said to have shared investment power over said assets.

                            Description of Securities

There are no changes to the section entitled: --Description of Securities-- The information required by this section is hereby incorporated by reference to this same section of the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on March 19, 1999, File No. 0-24344.

PART  II

    Market Price of and Dividends on the Registrant's Common Equity and Related
                              Stockholder Matters.

The sub-section entitled: --Market Information--under this section is hereby amended and restated below as follows. All other information required by this section is hereby incorporated by reference to this same section of the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on March 19, 1999, File No. 0-24344.

Market  Information

As of December 31, 1998, there is no established foreign or domestic public market for the Company's common or preferred equity securities. While the Company intends to take initiatives, on behalf of its shareholders, to establish a public trading market in its common equity, the Company is not sure if or when said public market shall occur. Unless and until said market for the Company's common equity securities is established, the marketability and ability to liquidate said securities in the public equity markets shall be non existent. Thus, the marketability and ability to liquidate shares of the Company's common equity shall be limited to private transactions which may only occur in the private equity markets.

At December 31, 1998, the Company had 300,000 unissued shares of its common stock which are subject to executive options to be allocated to its non-chief executive level officers.

The Company has 100,000 common stock purchase warrants outstanding as of December 31, 1998. Each one (1) warrant purchases 10 shares of the Company's common stock at $0.01 per share. There are 1,000,000 shares of the Company's class A; common stock which are subject to the exercise of said 100,000 warrants.

The Company has 40,500,000 shares of class A; common stock and 1,000,000 shares of class A; preferred stock outstanding as of December 31, 1998.

                                Legal Proceedings

There are no changes to the section entitled: --Legal Proceedings-- The information required by this section is hereby incorporated by reference to this same section of the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on March 19, 1999, File No. 0-24344.

                  Changes in and Disagreements with Accountants

There are no changes to the section entitled: --Changes in and Disagreements with Accountants-- The information required by this section is hereby incorporated by reference to this same section of the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on March 19, 1999, File No. 0-24344.

                     Recent Sales of Unregistered Securities

This section entitled: --Recent Sales of Unregistered Securities-hereof is hereby amended and restated below in its entirety as follows.

The following information relates to all securities of the Company which have been sold by the Company within the past five years and were not registered under the Securities Act of 1933, as amended or the Exchange Act of 1934, as amended.

Securities  Sold

On November 1, 1994, the Company issued 1,000,000 shares of its class A preferred stock in a private transaction directly to investors including The 3H Corporation and Brice Street Partners Ltd. in exchange for cash; merger and acquisition; business advisory and administrative services rendered at a stated value of $1.00 per share or $1,000,000. 560,350 and 360,000 class A preferred shares were issued to The 3H Corporation and Brice Street Partners Ltd. at a stated value of $1.00 per share.

Each share of preferred stock is paired together with 1/10th warrant and is outstanding as a unit. Each one (1) warrant purchases ten (10) shares of common stock at $0.01 per share.

On November 14, 1997, the Company issued 1,000,000 shares of its class A common stock to The 3H Corporation; Brice Street Partners Ltd. and Settler's Frontier Mortgage Trust in exchange for the conveyance of production, marketing and distribution rights to certain trade; brand and service marks in a private transaction valued at $1.00 per share or $1,000,000. 333,334; 333,333; and 333,333 common shares were issued to The 3H Corporation; Brice Street Partners Ltd. and Settler's Frontier Mortgage Trust respectively. On May 3, 1998, the Company split its common stock on a (3) for (1) basis. The aggregate shares held by The 3H Corporation; Brice Street Partners Ltd. and Settler's Frontier Mortgage Trust at December 31, 1998 subsequent to the split were 3,000,0000 or 1,000,002; 999,999 and 999,999 respectively.

On May 8, 1998, the Company sold 15,000,000 shares of its common stock to its Employee Stock Ownership Plan (ESOP) Trust, the Citizens Capital Corp. Employee Stock Ownership Trust in a private transaction valued at $3.34 per share or $50,100,000.

Underwriters  and  Other  Purchasers

On November 1, 1994, the Company issued 1,000,000 shares of its class A preferred stock directly to investors including The 3H Corporation and Brice
Street Partners Ltd. in a private transaction at a stated value of $1.00 per share or $1,000,000 in exchange for cash; merger and acquisition; business advisory and administrative services rendered. 560,350 and 360,000 class A preferred shares were issued to The 3H Corporation and Brice Street Partners Ltd. at a stated value of $1.00 per share.

Each share of preferred stock is paired together with 1/10th warrant and is outstanding as a unit. Each one (1) warrant purchases ten (10) shares of common stock at $0.01 per share. The 1,000,000 shares of class A; preferred stock were issued by the Company in a private transaction not involving any public offering. No broker/dealer or other party served in an underwriting capacity regarding this issuance.

On November 14, 1997, the Company issued 1,000,000 shares of its class A common stock directly to investors including The 3H Corporation; Brice Street Partners Ltd. and Settler's Frontier Mortgage Trust in a private transaction valued at $1.00 per share or $1,000,000. 333,334; 333,333; and 333,333 common shares were issued to the 3H Corporation; Brice Street Partners Ltd. and Settler's Frontier Mortgage Trust respectively in exchange for the conveyance of production, marketing and distribution rights to certain trade; brand and service marks. The 1,000,000 shares of class A; common stock were issued by the Company in a private transaction not involving any public offering. No broker/dealer or other party served in an underwriting capacity regarding this issuance. On May 3, 1998, the Company split its common stock on a (3) for (1) basis. The aggregate shares held by The 3H Corporation; Brice Street Partners Ltd. and Settler's Frontier Mortgage Trust at December 31, 1998 subsequent to the split were 3,000,0000 or 1,000,002; 999,999 and 999,999 respectively.

On May 8, 1998, the Company sold 15,000,000 shares of its class A common stock directly to its Employee Stock Ownership Plan Trust in a private transaction valued at $3.34 per share or $50,100,000. No broker/dealer or other party served in an underwriting capacity regarding this issuance.

Consideration

On November 1, 1994, the Company issued 1,000,000 shares of its class A preferred stock in a private transaction directly to investors including The 3H Corporation and Brice Street Partners Ltd. in exchange for cash; merger and acquisition; business advisory and administrative services rendered at a stated value of $1.00 per share or $1,000,000. 560,350 and 360,000 class A preferred shares were issued to The 3H Corporation and Brice Street Partners Ltd. respectively at a stated value of $1.00 per share.

On November 14, 1997, the Company issued 1,000,000 shares of its class A common stock to directly to The 3H Corporation; Brice Street Partners Ltd. and
Settler's Frontier Mortgage Trust in a private transaction valued at $1.00 per share or $1,000,000 in exchange for the conveyance of production, marketing and distribution rights to certain trade; brand and service marks. 333,334; 333,333; and 333,333 common shares were issued to The 3H Corporation; Brice Street Partners Ltd. and Settler's Frontier Mortgage Trust respectively. On May 3, 1998, the Company split its common stock on a (3) for (1) basis. The aggregate shares held by The 3H Corporation; Brice Street Partners Ltd. and Settler's Frontier Mortgage Trust at December 31, 1998 subsequent to the split were 3,000,0000 or 1,000,002; 999,999 and 999,999 respectively.

On May 8, 1998, the Company sold 15,000,000 shares of its class A; common stock directly to its Citizens Capital Corp. Employee Stock Ownership Trust in a private transaction valued at $3.34 per share or $50,100,000 in exchange for, the issuance by the Trust, of a 5 year; fourteen and one-half percent (14.5%), $50,100,000 promissory note. Said promissory note was issued together with a security agreement fully collateralized by 15,000,000 shares of the Company's common stock held by the Citizens Capital Corp. Employee Stock Ownership Trust.

                       Exemption from Registration Claimed

On November 1, 1994, the Company issued 1,000,000 shares of its class A preferred stock directly to investors including The 3H Corporation and Brice
Street Partners Ltd. in a private transaction valued at $1.00 per share or $1,000,000 in exchange for merger and acquisition; business advisory and administrative services rendered to the Company. The securities sold hereof were sold pursuant to an exemption from the requirements of registration under Rule 230.504 of Regulation D of the Securities Act of 1933, as amended. The offerings were made without the use of any general solicitation or advertising. All investors had adequate access, through their relationship with the Company, to information about the Company.

On November 14, 1997, the Company issued 1,000,000 shares of its class A common stock directly to The 3H Corporation; Brice Street Partners Ltd. and Settler's Frontier Mortgage Trust in a private transaction valued at $1.00 per share or $1,000,000 in exchange for the conveyance of production, marketing and distribution rights to certain trade; brand and service marks. The securities sold hereof were sold pursuant to an exemption from the requirements of registration under Rule 230.504 of Regulation D of the Securities Act of 1933, as amended. The offerings were made without the use of any general solicitation or advertising. All investors had adequate access, through their relationship with the Company, to information about the Company.

On May 8, 1998, the Company issued 15,000,000 shares of its class A common stock directly to its Citizens Capital Corp. Employee Stock Ownership Trust in a private transaction valued $3.34 per share or $50,100,000 in exchange for a 5 year, fourteen and one-half percent (14.5%), $50,100,000 promissory note. Said promissory note was issued together with a security agreement fully collateralized by 15,000,000 shares of the Company's common stock held by the Citizens Capital Corp. Employee Stock Ownership Trust. The securities sold hereof were sold pursuant to an exemption from the requirements of registration under Rule 230.506 of Regulation D of the Securities Act of 1933, as amended. The offering were made without the use of any general solicitation or advertising. All plan participants had adequate access, through their relationship with the Company, to information about the Company.

                    Indemnification of Directors and Officers

There are no changes to the section entitled: --Indemnification of Directors and Officers. The information required by this section is hereby incorporated by reference to this same section of the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on March 19, 1999, File No. 0-24344.



               THE REMAINDER OF THIS PAGE LEFT BLANK INTENTIONALLY

                            FINANCIAL STATEMENTS INDEX

                                                                          Page No.
                                                                          --------
 Independent Auditor's Report. . . . . . . . . . . . . . . . . . . . . .        14

     Financial Statements

             Consolidated Balance Sheets . . . . . . . . . . . . . . . .        15

             Consolidated Statements of Operations . . . . . . . . . . .        16

             Consolidated Statement of Changes in  Stockholder's Equity.        18

             Consolidated Statements of Cash Flows . . . . . . . . . . .        19

             Notes to Consolidated Financial Statements. . . . . . . . .        20

     Interim Financial Statements (Unaudited)

             Consolidated Balance Sheet. . . . . . . . . . . . . . . . .        23

             Consolidated Statements of Operations . . . . . . . . . . .        24

             Consolidated Statements of Cash Flows . . . . . . . . . . .        25

             Notes to Consolidated Financial Statements. . . . . . . . .        26

                          INDEPENDENT  AUDITOR'S  REPORT


The  Board  of  Directors
Citizens  Capital  Corp.
Dallas,  Texas


We have audited the accompanying consolidated balance sheet of Citizens Capital Corp. (a development stage company) as of December 31, 1998, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended December 31, 1998 and 1997 and the period from inception (March 12, 1991) to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Citizens Capital Corp. as of December 31, 1998, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 and the period from inception (March 12, 1991) to December 31, 1998 in conformity with generally accepted accounting principles.



HEIN+ASSOCIATES  LLP
Certified  Public  Accountants


Dallas,  Texas
February  8, 1999


                           CONSOLIDATED BALANCE SHEETS

                                December 31, 1998

                                      ASSETS
                                      ------

CURRENT ASSET -
   Cash                                                                   $1,015
OFFICE EQUIPMENT, net of accumulated depreciation of $3,250. . . .           310

INTANGIBLE ASSETS, net . . . . . . . . . . . . . . . . . . . . . .           360
                                                                    -------------

   Total assets . . . . . . . . . . . . . . . . . . . . . . . . .   $      1,685
                                                                    =============

                     LIABILITIES AND STOCKHOLDER'S EQUITY
                    --------------------------------------

CURRENT LIABILITIES -
  Accounts payable . . . . . . . . . . . . . . . . . . . . . . . .  $      1,000

STOCKHOLDERS' EQUITY:
Preferred stock, $1.00 stated value, 2,000,000 shares authorized;
   1,000,000 shares issued and outstanding . . . . . . . . . . . .     1,000,000
   Common stock, no par value, 100,000,000 shares authorized;
   40,500,000 shares issued and outstanding ($.01 stated value). .       405,000
Additional paid-in capital . . . . . . . . . . . . . . . . . . . .    48,787,966
Note receivable from ESOP. . . . . . . . . . . . . . . . . . . . .   (50,100,000)
Deficit accumulated during the development stage . . . . . . . . .       (92,281)
                                                                    -------------
   Total stockholders' equity . . . . . . . . . . . . . . . . . .            685
                                                                    -------------

   Total liabilities and stockholders' equity . . . . . . . . . .   $      1,685
                                                                    =============



                              CITIZENS CAPITAL CORP.
                           (A DEVELOPMENT STAGE COMPANY)

                       CONSOLIDATED STATEMENTS OF OPERATIONS

                  For the Years Ended December 31,  1998 and 1997
                  and the period from inception (March 12,  1991)
                               to December 31, 1998

                                       Year Ended December 31,     Period from
                                       -----------------------  March 12, 1991 to
                                          1998       1997      December 31,  1998
                                        ---------  ---------  --------------------
SALES. . . . . . . . . . . . . . . . .  $    438   $      -   $               438

COST OF SALES. . . . . . . . . . . . .       275          -                   275
                                        ---------  ---------  --------------------
                                             163          -                   163

GENERAL AND ADMINISTRATIVE EXPENSES. .    17,516      9,657                92,444
                                        ---------  ---------  --------------------

NET LOSS . . . . . . . . . . . . . . .  $(17,353)  $ (9,657)  $           (92,281)
                                        =========  =========  ====================

NET LOSS PER SHARE (basic and diluted)  $      -   $      -
                                        =========  =========

                                    CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                     For the period from March 12, 1991 to December 31, 1998


                                      Preferred Stock         Common Stock       Additional        Note
                                   ---------------------  -------------------     Paid-in       Receivable  Accumulated
                                    Shares      Amount      Shares     Amount     Capital        from ESOP    Deficit    Totals
                                   ---------  ----------  ----------  --------  ------------  -------------  ---------  ---------
Common stock issued founder
 upon incorporation                        -  $        -         300  $      3  $        (3)  $          -   $      -   $      -

Common stock issued founder
 December 24, 1993                         -           -  22,499,700   224,997     (224,997)             -          -          -

Preferred stock issued
 November 1, 1994                  1,000,000   1,000,000           -         -     (988,000)             -          -     12,000

Contributions by stockholder at
 Various dates prior to 1997               -           -           -         -       56,096              -          -     56,096

Cumulative net loss through
December 31, 1996                          -           -           -         -            -              -    (65,271)   (65,271)
                                   ---------  ----------  ----------  --------  ------------  -------------  ---------  ---------

BALANCES, December 31, 1996        1,000,000   1,000,000  22,500,000   225,000   (1,156,904)             -    (65,271)     2,825

Common stock issued for brand and
Service marks November 14, 1997            -           -   3,000,000    30,000      (30,000)             -          -          -

Contributions by stockholder
 during 1997                               -           -           -         -        9,307              -          -      9,307

Net loss for the year                      -           -           -         -            -              -     (9,657)    (9,657)
                                   ---------  ----------  ----------  --------  ------------  -------------  ---------  ---------

BALANCES, December 31, 1997        1,000,000   1,000,000  25,500,000   255,000   (1,177,597)             -    (74,928)     2,475

Common stock issued to ESOP,
May 8, 1998                                -           -  15,000,000   150,000   49,950,000    (50,100,000)         -          -

Contributions by stockholder
 during 1998                               -           -           -         -       15,563              -          -     15,563

Net loss for the year                      -           -           -         -            -              -    (17,353)   (17,353)
                                   ---------  ----------  ----------  --------  ------------  -------------  ---------  ---------

BALANCES, December 31, 1998        1,000,000  $1,000,000  40,500,000  $405,000  $48,787,966   $(50,100,000)  $(92,281)  $    685
                                   =========  ==========  ==========  ========  ============  =============  =========  =========


                                   CITIZENS CAPITAL CORP.
                               (a development stage company)

                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                      For the Years Ended December 31,  1998 and 1997
                      and the period from inception (March 12,  1991)
                                    to December 31, 1998


                                                  Year Ended December 31,   Period from
                                                  ---------------------- March 12, 1991 to
                                                     1998       1997     December 31, 1998
                                                   ---------  --------  -------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                           $(17,353)  $(9,657)       $(92,444)
  Adjustments to reconcile net loss to cash used by
  operating activities:
    Expenses paid by stockholder                    15,563     9,157          76,154
    Depreciation and amortization                     790       500            3,290
    Increase in accounts payable                     1,000       -             1,000
                                                   ---------  --------  -------------------
      Net cash used by operating activities            -         -           (12,000)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of office equipment                         -         -            (3,560)
  Payment for intangible assets                        -       (150)           (250)
                                                   ---------  --------  -------------------
      Net cash used by investing activities            -       (150)          (3,810)

CASH FLOWS FROM FINANCING ACTIVITIES -
  Sale of stock and contribution by stockholder      1,015      150           16,825
                                                   ---------  --------  -------------------

NET INCREASE IN CASH                                 1,015       -             1,015

CASH, beginning of period                              -         -               -
                                                   ---------  --------  -------------------

CASH, end of period                                 $1,015       $-           $1,015
                                                   =========  ========  ===================

                             CITIZENS CAPITAL CORP.
                          (a development stage company)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.  GENERAL  AND  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES
    ------------------------------------------------------------

Company  Background
-------------------
Citizens Capital Corp. (the "Company") is a development stage holding company with plans to acquire and/or develop operating entities, assets and/or marketing rights which provide the Company with an initial entry into new markets or serve as complementary additions to existing operations, assets and/or products.

Currently, the Company's plans contemplate operating in the following three market segments: 1) residential mortgage loan marketing, commercial and residential real estate investment and development; 2) news print publishing and 3) the design, marketing and distribution of branded athletic shoes and apparel, through its three 97% owned subsidiaries: Landrush Realty Corporation ("Landrush"); Media Force Sports & Entertainment, Inc. ("Media Force"); and SCOR Brands, Inc. ("SCOR"). Operations since inception have primarily included expenditures related to development of the Company's proposed business ventures.

Principles  of  Consolidation
-----------------------------
The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Office  Equipment
-----------------
Office equipment is carried at cost less accumulated depreciation. Significant improvements and additions are capitalized. Maintenance and repair costs are expensed as incurred. Depreciation is computed on the straight line method over the useful lives of the assets, which range from five to seven years. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are eliminated and any profit or loss on disposition is reflected in income.

Intangible  Assets
------------------
The Company, through its interest in Landrush Realty Corporation, owns the registered trademark, distribution and exclusive marketing rights to The Texas Home Equity ReFund , The Cash-Out Mortgage ReFinancer and The Home Equity Cashier home equity product marks.

The Company, through its interest in Media Force Sports & Entertainment Inc. owns the registered trademark, distribution and exclusive marketing rights to the Black Financial-News publication.

The Company, through its interest in SCOR Brands Inc., owns the registered trademark, distribution and exclusive marketing rights to the SCOR brand line of athletic shoes and apparel.

The Company accounts for the value of the trademarked products and the corresponding exclusive marketing and distribution rights based on the registration costs, which totaled $400. This intangible asset is amortized on a straight line basis over ten years.

                             CITIZENS CAPITAL CORP.
                          (A DEVELOPMENT STAGE COMPANY)

Loss  Per  Share
----------------
Loss per share is calculated in accordance with Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share". Basic income
(loss) per share is computed based upon the weighted average number of common shares outstanding during the period. Diluted income (loss) per share takes common equivalent shares into consideration. However, common equivalent shares are not considered if their effect is antidilutive. Common stock equivalents consist of outstanding stock options and warrants. Common stock equivalents are assumed to be exercised with the related proceeds used to repurchase outstanding shares except when the effect would be antidilutive. Common equivalent shares of the Company were antidilutive in all periods presented.

The weighted average number of shares outstanding used in the loss per share computation was 35,212,500 and 22,875,000 for the years ended December 31, 1998 and 1997, respectively.

Income  Taxes
-------------
The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company had no material deferred tax assets or liabilities at December 31, 1998.

Statement  of  Cash  Flows
--------------------------
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Use  of  Estimates
------------------
The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

2.  PLAN  OF  OPERATION  FOR  THE  1999  FISCAL  YEAR
    -------------------------------------------------

The Company's plan of operation for the 1999 fiscal year is to: (1) develop the products and/or services currently offered by its three subsidiaries: Landrush, Media Force and SCOR and (2) continue to evaluate and pursue suitable mergers and/or acquisitions of existing operating entities. The Company's cash requirements have been funded to date by its principal stockholder. The Company anticipates approximately $2,800,000 of cash will be needed to fully implement the start-up phase of its plans and cover working capital requirements over the next year. The Company intends to attempt to borrow these funds from affiliates of the Company and third party lenders. Should the Company be unable to borrow these funds, it will be unable to implement its business plan.

The Company intends to register with the United States Securities and Exchange Commission, 39,500,000 shares of its Class A common stock for secondary market trading during 1999. The 39,500,000 common shares include the 15,000,000 common shares currently held by the Company's ESOP (see Note 3).

3.  EMPLOYEE  STOCK  OWNERSHIP  PLAN  AND  NOTE  RECEIVABLE
    -------------------------------------------------------

The Company has an Employees Stock Ownership Plan ("ESOP" or the "Plan"), which covers all employees with at least a year of consecutive service that are not covered by a collective bargaining agreement. The Plan provides for an allocation of Company stock to each participant's account of the greater of 15% or the maximum percentage allowable of participants' eligible compensation. No shares have been allocated as of December 31, 1998 as there has been no compensation to employees.

On May 11, 1998 the Company sold 15,000,000 shares of its Class A common stock directly to the ESOP at $3.34 per share in exchange for a five year, 14.5%, $50,100,000 promissory note. The promissory note was issued together with a security agreement fully collateralized by 15,000,000 shares of the Company's common stock held by the ESOP. The promissory note has a "liquidating call provision" which may be invoked by the Company or the noteholder. The liquidating call provision gives the Company or the noteholder the "demand right" to request that up to 15,000,000 shares of Citizens Capital Corp. common stock, held by the ESOP, be liquidated to pay down the outstanding principal amount of the note and any accrued principal and interest thereof, any time the common shares are selling in the public or private capital marketplace at or above $5.00 per share. The initial face value of the promissory note has been recorded in the stockholders' equity section of the accompanying balance sheet.

4.  STOCKHOLDERS'  EQUITY
    ---------------------

Preferred  Stock
----------------
On November 1, 1994, the Company issued 1,000,000 shares of its Class A, 7 1/4%, $1.00 cumulative preferred stock. Each share of preferred stock includes a warrant which entitles the holder to purchase one share of common stock at $0.01 per share.

The holders of the preferred stock are entitled to receive out of legally available funds of the Company, dividends at an annual rate of $0.0725 per share, payable quarterly in arrears, on a cumulative basis. Dividends on the preferred stock have not been declared or paid and have not been accrued in the accompanying financial statements because the Company has no surplus from which dividends can legally be paid. Cumulative dividends in arrears as of December
31,  1998  are  $314,164.

The preferred stock was initially scheduled to be repaid on December 31, 1999. However, as permitted by the terms of the preferred stock, in excess of 66-2/3% of the holders of the preferred stock elected to eliminate any repayment requirement. The Company may, at its election, redeem the preferred stock in whole, but not in part, at a 7-1/4% premium, so long as the cumulative dividends have been declared and paid.

The Company has authorized, but unissued 4,000,000 shares of preferred stock which may be issued in such series and preferences as determined by the Company's board of directors.

Common  Stock
-------------
At December 31, 1996, the Company had 22,500,000 Class A, no par, $0.01 stated value shares issued and outstanding.

On November 14, 1997, the Company issued 3,000,000 additional shares of its Class A, no par, $0.01 stated value common stock, to three institutional investors in exchange for the full conveyance of production, marketing, distribution and trade rights to certain brand and service marks.

On May 3, 1998, the Company voted to split its shares of Class A common stock then outstanding on a 3 for 1 basis. The aggregate number of Class A, no par value common shares outstanding after the split were 25,500,000. All information in the accompanying financial statements and notes is presented as if the split occurred at the date of incorporation.

On May 8, 1998, the Company sold 15,000,000 shares of Class A, no par, $0.01 stated value common stock directly to its ESOP at $3.34 per share (see Note 3).

Stock  Options
--------------
Effective December 1, 1998, the Company adopted a stock option plan, which provides for a maximum of 2,000,000 shares to be issued under the plan. The
Company granted options to three directors on December 1, 1998 to acquire a total of 300,000 shares of common stock. The exercise price is $1.50 per share. The options may be exercised based on the following schedule: 25% vest immediately, 25% vest after two years, 25% vest after three years, and 25% vest after four years. No options had been exercised as of December 31, 1998. The Company has estimated the fair value of the options to be immaterial at December 31, 1998.

                           CONSOLIDATED BALANCE SHEETS

                                  March 31, 1999
                                   (Unaudited)

                                      ASSETS
                                      ------
CURRENT ASSET -
  Cash                                                              $      3,350

OFFICE EQUIPMENT, net of accumulated depreciation of $3,338                  222

INTANGIBLE ASSETS, net                                                       350
                                                                    -------------

     Total assets                                                   $      3,922
                                                                    =============

                      LIABILITIES AND STOCKHOLDER'S EQUITY
                      ------------------------------------

CURRENT LIABILITIES -
  Accounts payable                                                  $      1,750

STOCKHOLDERS' EQUITY:
Preferred stock, $1.00 stated value, 5,000,000 shares authorized;
   1,000,000 shares issued and outstanding                             1,000,000
  Common stock, no par value, 100,000,000 shares authorized;
   40,500,000 shares issued and outstanding ($.01 stated value)          405,000
  Additional paid-in capital                                          48,795,009
  Note receivable from ESOP                                          (50,100,000)
  Deficit accumulated during the development stage                       (97,837)
                                                                    -------------
     Total stockholders' equity                                            2,172
                                                                    -------------

     Total liabilities and stockholders' equity                     $      3,922
                                                                    =============



                        CONSOLIDATED STATEMENTS OF OPERATIONS

                    For the Periods Ended March 31, 1999 and 1998
                  AND THE PERIOD FROM INCEPTION(MARCH 12, 1991) TO
                                   MARCH 31, 1999
                                     (Unaudited)


                                         Period Ended March 31,        Period from
                                        --------------------------  March 12, 1991 to
                                            1999          1998       MARCH 31, 1999
                                        ------------  ------------  ----------------
SALES                                   $         0   $       438   $           438

COST OF SALES                                     0           275               275
                                        ------------  ------------  ----------------
                                                  0           163               163

GENERAL AND ADMINISTRATIVE EXPENSES           5,556         4,379            98,000
                                        ------------  ------------  ----------------

NET LOSS                                $    (5,556)  $    (4,216)  $       (97,837)
                                        ============  ============  ================

NET LOSS PER SHARE (BASIC AND DILUTED)  $        --   $        --

Weighted Average Shares                  40,500,000    22,500,000
                                        ============  ============

                                 CITIZENS CAPITAL CORP.
                              (A DEVELOPMENT STAGE COMPANY)

                          CONSOLIDATED STATEMENTS OF CASH FLOWS

                      For the Periods Ended March 31, 1999 and 1998
                    AND THE PERIOD FROM INCEPTION(MARCH 12, 1991) TO
                                     MARCH 31, 1999
                                       (Unaudited)


                                                 Period Ended March 31,    Period from
                                                 ---------------------- March 12, 1991 to
                                                     1999      1998     March 31,  1999
                                                   --------  --------  -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                         $(5,556)  $(4,216)  $        (97,837)
                                                                       =================
    Adjustments to reconcile net loss to cash used by
    operating activities:
      Expenses paid by stockholder                   3,693     3,048             79,684
      Depreciation and amortization                     98       168              3,388
      Increase in accounts payable                     750     1,000              1,750
                                                   --------  --------  -----------------
        Net cash used by operating activities       (1,015)        -            (13,015)

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of office equipment                           -         -             (3,560)
  Payment for intangible assets                          -         -               (250)
                                                   --------  --------  -----------------
        Net cash used by investing activities            -         -             (3,810)

CASH FLOWS FROM FINANCING ACTIVITIES -
  Sale of stock and contribution by stockholder      3,350       865             20,175
                                                   --------  --------  -----------------

NET INCREASE IN CASH                                 2,335       865              3,350

CASH, beginning of period                            1,015       150                  -
                                                   --------  --------  -----------------

CASH, end of period                                $ 3,350   $ 1,015   $          3,350
                                                   ========  ========  =================


                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  UNAUDITED  INFORMATION
    ----------------------

The balance sheet as of March 31, 1999 and the statements of operations and cash flows for the three month periods ended March 31, 1999 and 1998 were taken from the Company's books and records without audit. However, in the opinion of management, such information includes all adjustments (consisting only of normal recurring accruals) which are necessary to properly reflect the financial position of the Company as of March 31, 1999 and results of operations for the three months ended March 31, 1999 and 1998. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed and omitted, although management believes the disclosures are adequate to make the information presented not misleading. These interim unaudited financial statements should be read in conjunction with the Company's audited annual financial statements included herein for the years ended December 31, 1998 and 1997.

2.  PLAN  OF  OPERATION  FOR  THE  1999  FISCAL  YEAR
    -------------------------------------------------

The Company's plan of operation for the 1999 fiscal year is to: (1) introduce into the consumer marketplace the products and/or services proposed by its three subsidiaries: Landrush, Media Force and SCOR and (2) continue to identify, evaluate and pursue suitable merger and/or acquisition of those operating, income producing entities which offer products and/or services similar to, or the same as, those proposed by the company.

     Landrush

The Company plans to market The Cash-Out Mortgage ReFinancer and The Home Equity Cashier brand mortgage products proposed by Landrush. The company plans to acquire both a residential mortgage brokerage and a residential real estate brokerage company to retail distribute its branded products to the public utilizing those individual mortgage brokers and residential real estate agents respectively who may be in the employ of the companies proposed for acquisition.

The Company plans to fund its mortgages by targeting for acquisition those residential mortgage brokerage companies which have pre-existing, correspondent loan underwriting relationships with a minimum of five (5) mortgage banking institutions that have minimum monthly funding availability of $1,000,000. In a correspondent relationship between a mortgage brokerage company and a mortgage banking institution, the primary role of the mortgage brokerage company is to retail market mortgage loans to and obtain loan applications directly from borrowers. All completed loan applications are then submitted to the mortgage banking institution to be underwritten and funded by the mortgage bank. The funded mortgage loan is then placed in the mortgage banks loan servicing portfolio where the borrower remits monthly principal and interest payments.

The Company plans to acquire acreage in San Antonio, Texas for a combined commercial, industrial, retail, residential and entertainment complex to be developed by Landrush. The Company estimates the cost to acquire said land shall be between $5,000 to $10,000 per acre.

From its inception on March 12, 1991 through March 31, 1999, the Company's cash requirements have been funded by its principal stockholder. For the remainder of its 1999 fiscal year, the Company's principal stockholder intends to fund the Company's daily, operational cash requirements.

To fund working capital and personnel staffing for Landrush, the Company intends to seek an initial loan of $100,000 and $205,000 respectively from affiliates of the Company and third party lenders. Management of the Company believes that loans anticipated to be obtained from affiliates of the Company and third party lenders shall be adequate to meet its working capital and personnel staffing funding requirements. However, there can be no assurance that the Company will be able to successfully obtain its anticipated funding requirements; implement its business plan; or be successful in its future operations.

     Media  Force

The Company plans to develop the circulation of The Black Financial~News publication proposed by Media Force by utilizing the professional telemarketing services of a national newspaper subscription development company. The Company plans to initially secure 2,500 to 5,000 annual subscriptions for The Black Financial~News publication at $19.95 per subscription or $49,875 to $99,750.

The initial content of The Black Financial~News publication has been structured for a 20 page standard layout at a weekly printing cost of $1,250. Each of the 20 pages shall be available to be utilized for display advertisement placement at a cost of $4,900; $3,700 and $3,200 per four color; 2 color or black & white page respectively.

From its inception on March 12, 1991 through March 31, 1999, the Company's cash requirements have been funded by its principal stockholder, For the remainder of its 1999 fiscal year, the Company's principal stockholder intends to fund the Company's daily, operational cash requirements.

To fund working capital and personnel staffing for Media Force, the Company intends to seek an initial loan of $100,000 and $205,000 respectively from affiliates of the Company and third party lenders. Management of the Company believes that loans anticipated to be obtained from affiliates of the Company and third party lenders shall be adequate to meet the working capital and personnel staffing funding requirements of Media Force.

Moreover, management of the Company believes that revenue anticipated to be generated from initial newspaper subscriptions; display and classified advertisement sales shall be adequate to supplement any additional working capital requirements which may be required for the publishing and distribution of The Black Financial~News publication through December 31, 1999. However, there can be no assurance that the Company will be able to successfully obtain its anticipated funding requirements; implement its business plan; or be successful in its future operations.

     SCOR

The Company plans to solicit and secure purchase orders from both regional and national athletic footwear retailers for the SCOR brand line of basketball;
running  and  golf  footwear  proposed  by SCOR.   After receiving firm purchase
orders, the Company shall place said orders for production with its contract manufacturer. The Company may initially factor or finance the aggregate amount of each firm purchase order received from retailers. Generally, firms specializing in providing factoring or purchase order financing services advance cash to a company equal to 70 or 75 percent of the aggregate purchase order amount. The factoring firm then collects 100 percent of the originating, aggregate purchase order amount.

From its inception on March 12, 1991 through March 31, 1999, the Company's cash requirements have been funded by its principal stockholder, For the remainder of its 1999 fiscal year, the Company's principal stockholder intends to fund the Company's daily, operational cash requirements.

To fund working capital and personnel staffing for SCOR, the Company intends to seek an initial loan of $100,000 and $205,000 respectively from affiliates of the Company and third party lenders. Management of the Company believes that loans anticipated to be obtained from affiliates of the Company; and third party lenders shall be adequate to meet the working capital and personnel staffing funding requirements of SCOR. Management of the Company also believes that the advanced cash funding anticipated to be generated from purchase order factoring activities shall be adequate to supplement initial footwear production and additional working capital requirements of SCOR. However, there can be no assurance that the Company will be able to successfully obtain anticipated start up funding for SCOR; factor any of its anticipated purchase orders or receive any purchase orders in whole or in part; meet additional working capital requirements; implement its business plan; or be successful in its future operations.

     The  Company

The Company plans to continue to identify, evaluate and pursue suitable merger and/or acquisition of those operating, income producing entities which offer products and/or services similar to, or the same as, those proposed by each of the Company's subsidiaries.

From its inception on March 12, 1991 through March 31, 1999, the Company's cash requirements have been funded by its principal stockholder, For the remainder of its 1999 fiscal year, the Company's principal stockholder intends to fund the Company's daily, operational cash requirements.

To fund its initial working capital and personnel staffing funding requirements, the Company itself intends to seek a loan of $100,000 and $220,000 respectively from affiliates of the Company and third party lenders. Additionally, in order to fund its plan of acquisition for Landrush; Media Force and SCOR, the Company intends to seek loans of $415,000; $750,000 and $400,000 respectively from affiliates of the Company and third party lenders. Management of the Company believes that loans anticipated to be obtained from affiliates of the Company; and third party lenders shall be adequate to meet the working capital and acquisition funding requirements of the Company.

The Company believes that the plans herein provide for the continuance of operations through December 31, 1999. However, there can be no assurances that the Company will be able to obtain its initial acquisition or working capital funding requirements; obtain sufficient additional funding as needed, execute its business plan in whole or in part or be successful in its future operations.

                                  EXHIBIT INDEX

                         SEE "EXHIBIT INDEX" ON PAGE 28

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Citizens Capital Corp.   By: /s/  Billy  D.  Hawkins
----------------------      -------------------------
     (Registrant)           Chief  Executive  Officer  Date: ____________, 1999.


                                  EXHIBIT INDEX


Exhibit No                    Description                       Page No.
----------  --------------------------------------------------  --------
       3.1  Amended Articles of Incorporation (1)

       3.2  By-Laws (1)

       4.1  Instrument Defining The Rights of  Shareholder (1)

      10.1  1998 Employee Stock Ownership Plan (1)

      10.2  1998 Stock Option Plan (1)

            Citizens Capital Corp. Employee Stock Ownership
      10.3  Trust Promissory Note and Security Agreement (2)          29

      21.1  Subsidiaries of the Registrant (1)

      27.1  Financial Data Schedule (1)

(1) The Exhibit required hereof is hereby incorporated by reference to the same Exhibit number to the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on March 19, 1999, File No. 0-24344.
(2) This Exhibit is hereby added by this amended Statement to the Company's Registration Statement on Form 10-SB as filed with the Securities and Exchange Commission on March 19, 1999, File No. 0-24344.

Type:  Exhibit-  10.3
Description: Citizens Capital Corp. Employee Stock Ownership Trust Promissory Note and Security Agreement issued

                                                                    Exhibit-10.3

                                 PROMISSORY NOTE
                                 ---------- ----

This  Promissory  Note  (the  note)  is entered into on the 10th day of May 1998
                                                            ----
between and amongst Citizens Capital Corp., a Texas corporation, hereafter known as (the Company) and the Citizens Capital Corp. Employee Stock Ownership Trust, a Texas Trust hereafter known as (the Trust), formed in the county of Dallas.

Said promissory note is secured by and subject to the terms and conditions of the separately attached security agreement dated May 10th 1998.

                                 The Transaction

The company agrees to sale 15,000,000 shares of its class A; no par; common stock to the Trust for $3.34 per share or $50,100,000.

                                The Consideration

In consideration for the purchase, by the Trust, of 15,000,000 shares of the company's class A; no par; common stock at $3.34 per share or $50,100,000, the Trust promises to pay and deliver to the company, a 5 year; 14.5%; $50,100,000 promissory note.

                           Payment Provisions of Note

The Trust agrees to pay the principal amount of the note and all accrued interest thereon, in full, on May 10th, 2003. The Trust, at its discretion, may pay the full amount of the note and any accrued interest thereon prior to May 10th, 2003, without any penalty for early payment.

                              Disposition of Assets

To pay down it's loan payment obligations, the Trust may liquidate up to 15,000,000 of its Citizens Capital Corp. class A; no par common shares at any time in which said shares are selling in the public or private capital marketplace at or above $5.00 per share.
             --  --  -----

                              Terms of Note Default

This note shall be in default if the principal amount of said note and all accrued interest thereon, is not paid in full, on or before May 10th, 2003.

                           Liquidating Call Provision

The company or the note holder of record thereof, shall have the "demand" right to require the Trust to liquidate up to 15,000,000 of its Citizens Capital Corp. class A common shares at any time in which said shares are selling in the public or private capital marketplace at or above $5.00 per share.
                                   --  --  -----

IN WITNESS HEREOF, the undersigned have agreed and have accepted the terms of this promissory note.

Seller:

/s/  Billy  D.  Hawkins
-----------------------
Chief  Executive  Officer
Citizens  Capital  Corp.

Purchaser:

/s/  Dwight  Washington
-----------------------
Executive  Committee  Member
Citizens Capital Corp. Employee Ownership Trust

Date:  May  10,  1998

/s/  Hubert  H.  Hawkins
------------------------
Executive  Committee  Member
Citizens Capital Corp. Employee Ownership Trust

Date:  May  10,  1998

/s/  Billy  D.  Hawkins
-----------------------
Executive  Committee  Member
Citizens Capital Corp. Employee Ownership Trust


Date:  May  10,  1998

                               SECURITY AGREEMENT

The Note (the Note) entered into on the 10th day of May 1998 between and amongst
                                        ----
Citizens Capital Corp., a Texas corporation, hereafter known as (the Company) and the Citizens Capital Corp. Employee Stock Ownership Trust, a Texas Trust hereafter known as (the Trust), formed in the county of Dallas shall be secured by and subject to a first lien on the 15,000,000 shares of Citizens Capital Corp.; class A; no par common stock held by the Trust.

Said Note is secured by and subject to the terms and conditions of this Security Agreement hereafter known as (the Agreement) dated May 10th 1998.

Said first lien on the 15,000,000 shares of Citizens Capital Corp.; class A; no par common stock held by the Trust shall be held by the seller of said common stock. Citizens Capital Corp

The first lien shall be held by the seller, Citizens Capital Corp., until such time that the purchaser, the Citizens Capital Corp. Employee Stock Ownership Trust pays in full, to the seller or the Note holder of record thereof, the principal Note amount of $50,100,000 and any interest accrued thereof of an annual percentage rate of 14.5 percent.

At the occurrence of the event in which the Trust pays to the Company, the full financial consideration of $50,100,000 plus any accrued interest thereof, the Company shall take the necessary actions to release any and all liens on the 15,000,000 shares of Citizens Capital Corp.; class A; no pa;r common stock held by the Trust.

                                Terms of Default

If the Note enter into between and amongst the Company and the Trust is not paid in full on or before May 10th 2003, said Note shall be deemed in default.

In the event of a default on the Note by the Trust, the Company or the Note holder of record thereof shall be entitled to take immediate repossession of the 15,000,000 shares of Citizens Capital Corp.; class A; no par common stock held by the Trust.

                              Disposition of Assets

To pay down it's loan payment obligations, the Trust may liquidate up to 15,000,000 of its Citizens Capital Corp. class A; no par common shares at any time in which said shares are selling in the public or private capital marketplace at or above $5.00 per share.
             --  --  -----

                           Liquidating Call Provision

The Company or the note holder of record thereof, shall have the "demand" right to require the Trust to liquidate up to 15,000,000 of its Citizens Capital Corp. class A;. common shares at any time in which said shares are selling in the public or private capital marketplace at or above $5.00 per share.
                                                -------------

IN WITNESS HEREOF, the undersigned have agreed and have accepted the terms of this Security Agreement.

Seller:

/s/  Billy  D.  Hawkins
-----------------------
Chief  Executive  Officer
Citizens  Capital  Corp.

Date:  May  10,  1998

Purchaser:

/s/  Dwight  Washington
-----------------------
Executive  Committee  Member
Citizens Capital Corp. Employee Stock Ownership Trust

Date:  May  10,  1998

/s/  Hubert  H.  Hawkins
------------------------
Executive  Committee  Member
Citizens Capital Corp. Employee Stock Ownership Trust

Date:  May  10,  1998

/s/  Billy  D.  Hawkins
-----------------------
Executive  Committee  Member
Citizens Capital Corp. Employee Stock Ownership Trust

Date:  May  10,  1998